U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                          CASCADIA CAPITAL CORPORATION
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0222922
                     (I.R.S. Employer Identification Number)


                                   Suite 2901
      1201 Marinaside Crescent, Vancouver, British Columbia, V6Z 2V2 Canada
                    (Address of principal executive offices)


                            Telephone: (604)681-9588
                           (Issuer's telephone number)


              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                    Common Stock, Par Value $0.0001 Per Share
                                (Title of Class)



                                TABLE OF CONTENTS

PART I............................................................................................................3
Item 1.  Description of Business..................................................................................3
   Business Development...........................................................................................3
   Description of our Business....................................................................................3
Item 2.  Plan of Operation........................................................................................5
Item 3.  Description of Property..................................................................................5
Item 4.  Security Ownership of Certain Beneficial Owners and Management...........................................5
Item 5.  Directors and Executive Officer, Promoters and Control Persons...........................................6
Item 6.  Executive Compensation...................................................................................7
Item 7.  Certain Relationships and Related Transactions...........................................................8
Item 8.  Description of Securities................................................................................8
PART II...........................................................................................................8
Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters..........8
Item 2.  Legal Proceedings.......................................................................................10
Item 3.  Changes in and Disagreements with Accountants...........................................................10
Item 4.  Recent Sales of Unregistered Securities.................................................................10
Item 5.  Indemnification of Directors and Officers...............................................................10
PART - FINANCIAL STATEMENTS......................................................................................11
PART III.........................................................................................................21
Item 1.  Index to Exhibits.......................................................................................21
SIGNATURES.......................................................................................................21


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

We were incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful corporate purpose. On October 21,2000, we entered into a mineral option agreement with Gerry Diakow of Tsawwassen, British Columbia to acquire two blocks of hard rock mineral claims and one placer claim in the Liard Mining Division, Province of British Columbia, Canada. We have named our initial property acquisition the Thibert Creek Properties. This acquisition is the first material business which we have undertaken. We are a mineral exploration company and seek to expand our portfolio of mineral exploration properties in the Cascadia region.

We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings.

Description of our Business

(i)      OUR PRINCIPAL PRODUCTS AND SERVICES

We are a junior mineral exploration and development company. We have an option to acquire two blocks of hard rock mineral claims and one placer claim in the Liard Mining Division in the Province of British Columbia. We acquired our option on the Thibert Creek Properties in an arm's length negotiation with Mr. Gerry Diakow of Tsawwassen, British Columbia. Following our acquisition of the option on the Thibert Creek Properties, we offered Mr. Diakow the position of vice-president, exploration and acquisitions. Mr. Diakow will be overseeing our initial exploration on the Thibert Creek Properties and has been given the task of assembling our portfolio of mineral exploration properties in Western Canada and in the American Pacific Northwest.

(ii)     COMPETITIVE BUSINESS CONDITIONS AND OUR POSITION IN OUR INDUSTRY

Vast areas of Western Canada and the U.S. Pacific Northwest have been explored and in some cases staked through mineral exploration programs. Vast areas also remain unexplored. The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest. Additionally, in many more perspective areas, extensive literature is readily available with respect to previous exploration and development activities. These facts make it possible for a junior mineral exploration company with experienced management such as ours to be very competitive with other similar companies. In effect, we are also competitive with senior companies who are doing grass roots exploration. In the event our exploration activities uncover prospective mineral showings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration. We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive development programs on claims which we hold or may hold in the future. If we are unable to raise capital to pay for extensive claim exploration and development, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.

As long as management of our company remains committed to building a portfolio of mineral exploration properties principally through their own efforts, we will be able to continue operating on modest cash reserves for an extended period of time.

(iii)    SOURCES AND AVAILABILITY OF RAW MATERIALS

Our management team seeks to assemble a portfolio of quality mineral exploration properties in western Canada and in the U.S. Pacific Northwest. Management's exploration experience and industry contacts will enable us to assemble the portfolio of properties through grass roots exploration and staking by our own management team and by acquiring new properties through option agreements where new properties can be acquired on favourable terms.

(vi)     REQUIREMENT OF GOVERNMENT APPROVAL

We are not in a business which requires government approval for principal products or services. In the event mining claims which we own or which we acquire in the future prove to host viable ore bodies, we would be required to apply for numerous government approvals in order to commence mining. All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of an ore body.

The mining industry in Canada and the United States is highly regulated. Our Vice-President of Exploration and Acquisitions, Mr. Gerry Diakow, has extensive industry experience and is familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. We are unaware of any proposed or probable government regulations which would have a negative impact on the mining industry in British Columbia. We propose to adhere strictly to the regulatory framework which governs mining operations in British Columbia.

(iv)     COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring and doing preliminary exploration activities only. In the event that claims which we now own or may acquire in the future host a viable ore body, the costs and affects of compliance with environmental laws will be incorporated in the development plan for these claims. These development plans will be prepared by qualified mining engineers.

(v)      OUR FULL TIME AND PART TIME EMPLOYEES

We currently have two part time employees, namely Mr. Gerry Diakow, our Vice-President of Exploration and Acquisitions and Mr. Keith Ebert, our C.E.O., C.F.O. and Secretary. Mr. Ebert is also our sole director.

OUR EXPENDITURES DURING THE LAST TWO FISCAL YEARS ON RESEARCH AND DEVELOPMENT ACTIVITIES

We were incorporated in October, 1999 and have not yet completed our first fiscal year end which will be December 31, 2000. Since our inception, we have incurred expenditures of approximately $2,000 relating to the preparation of our audited financial statements. We have also issued 100,000 of our common shares at a deemed price of $0.50 per share to Mr. Gerry Diakow in consideration for our option on the Thibert Creek Properties.

ITEM 2.  PLAN OF OPERATION

In October, 2000, we issued 40,000 shares at $0.50 per share under Regulation S to raise proceeds of $20,000. This small financing is sufficient to satisfy our cash requirements for the next 12 months assuming that our activities are limited to a phase 1 exploration program on our Thibert Creek Properties. Management of the Company will continue to actively seek new investors to increase our cash reserves which will permit management to seek additional mineral exploration properties.

We do not expect any significant changes in the number of our employees. Presently, we are fortunate to have the services of an experienced vice-president of exploration given our limited financial resources. Our current management team will satisfy our requirements for the foreseeable future.

We expect to acquire as many mineral exploration prospects as possible over the next 12 months given our limited financial resources. Where possible, we will issue common shares in payment of new mineral properties or options to acquire mineral properties to preserve our cash reserves.

We have a two stage exploration program proposed for the Thibert Creek Properties over the next 12 months. The first stage will include a detailed
VLF-EM and magnetometer geophysics and geological mapping and rock sampling program for the two hardrock claim blocks. In addition, an excavator will trench and bulk sample the placer claim. Stage two will include the interpretation of the geophysics/geochemical survey data and identification of drill targets. This program is budgeted to cost $10,000 which will be paid from cash on hand.

ITEM 3.  DESCRIPTION OF PROPERTY

We operate from our offices at Suite 2901, 1201 Marinaside Crescent, Vancouver, British Columbia, V6Z 2V2, Canada. Space is provided to us on a rent free basis by Mr. Ebert, a director of the Company. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.



                         NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
TITLE OF CLASS           OF BENEFICIAL OWNER               OF BENEFICIAL OWNER          OF CLASS
--------------           -------------------               -------------------          --------
Common                   Keith Ebert                       2,500,000 shares             51.65%
                         Suite 2901                        Direct Ownership
                         1201 Marinaside Crescent
                         Vancouver, B.C.
                         V6Z 2V2

Common                   Gerry Diakow                      100,000 shares               2.07%
                         1537 - 54th Street                Direct Ownership
                         Tsawwassen, B.C.

Common                   Management as a                   3,600,000 shares             53.72%
                         group                             Direct Ownership


The balance of our outstanding common stock is held by 45 persons.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS

Our directors and officers are as follows:

NAME                            AGE             POSITION
----                            ---             --------

Keith Ebert                     35              President, Secretary, C.F.O. and Director
Gerry Diakow                    45              Vice-President, Exploration and Acquisitions


Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director.

Resumes

Keith Ebert was appointed to his positions on October 30, 1999. He devotes his time on an as needed basis which he expects to be approximately ten hours per month.

Mr. Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987). For the two years preceding the date of this registration statement, Mr. Ebert has been self employed managing his investment portfolio. Mr. Ebert worked for Marleau, Lemire Securities Inc. from February, 1993 to July, 1995 as manager of North American West Coast institutional sales. Mr. Ebert worked for C.M. Oliver & Co. Ltd. from July, 1995 to May, 1997 as manager of North American West Coast institutional sales. Marleau, Lemire Securities Inc. and C.M. Oliver & Co. Ltd. were broker dealers registered by the Investment Dealers Association of Canada. Mr. Ebert has diverse corporate finance experience across a broad spectrum of industries ranging from technology to resource. In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam. Mr. Ebert acted as branch manager of C.M. Oliver & Co. Ltd. in London, England from October, 1995 to January, 1997.

Gerry Diakow was appointed to his position on November 14, 2000.

Mr. Gerry Diakow graduated with a BSc. in Chemistry from Vancouver City College and the University of British Columbia. Mr. Diakow also studied civil and structural engineering at the British Columbia Institute of Technology. Mr. Diakow has been engaged primarily in mineral exploration for the past 34 years. Mr. Diakow has been employed by major mineral exploration companies such as Union Carbide Mining Exploration, Canadian Superior Mining Exploration and Anaconda Mining Exploration. Mr. Diakow has worked in mineral exploration extensively in Canada, the Western United States and in Central America. Mr. Diakow is a member of the American Society of Economic Geologists.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other exploration and development companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

ITEM 6.  EXECUTIVE COMPENSATION

Mr. Ebert was issued 2,250,000 shares of our company at a deemed price of $0.001 per share in consideration for his services in organizing Cascadia and acting as officer and director. Mr. Ebert purchased an additional 250,000 shares for cash at $0.001 per share.

No other compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and director are not accruing any compensation pursuant to any agreement with us.


------------------------------------------------------------------------------------------------------------------------
                                                SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------- -------------------------------------- ----------
                                                                              Long Term Compensation
---------------------------------------------------------------------- -------------------------------------- ----------
-------------------------------- ------------------------------------- -------------------------- ----------- ----------
                                         Annual Compensation                    Awards            Payouts
-------------------------------- ------------------------------------- -------------------------- ----------- ----------
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
          (a)             (b)        (c)         (d)          (e)          (f)          (g)          (h)         (i)
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
                                                             Other                                               All
                                                            Annual      Restricted   Securities                 Other
  Name and Principle                                        Comp-         Stock     Underlying       LTIP       Comp-
      Position                     Salary       Bonus      ensation      Award(s)   Option/Sars     Payouts    ensation
                          Year      ($)          ($)         ($)          ($)            (#)          ($)         ($)
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
Keith A. Ebert,          1999/      $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
President, C.F.O. and    2000
Director
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
Gerry Diakow,            1999/      $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
Vice-President,          2000
Exploration and
Acquisitions
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as a director and officer and building our business plan.

On November 16, 2000, we issued Mr. Gerry Diakow 100,000 common shares in consideration for our option on the Thibert Creek Properties. This acquisition was done at arm's length. Mr. Diakow was subsequently appointed as an officer of Cascadia.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. There are 4,840,000 shares of common stock issued and outstanding as of the date of this filing.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose. We have no intention to issue additional shares other than under this registration statement.

There are no outstanding options or warrants to acquire our shares. 140,000 of our 4,840,000 issued shares are restricted securities as that term is defined in the Securities Act.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and

* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order  to   approve a person's  account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and

* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders

There are forty seven holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have no changes in or disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 45 subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and building our business plan. The value of the services rendered is $2,250. We relied on the exemption contained in section 4(2) of the Securities Act of 1933.

On October 23, 2000, we issued 40,000 common shares at $0.50 per share to one subscriber under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On November 16, 2000,  we issued Mr. Gerry Diakow  100,000  common  shares under section 4(2) of the Securities Act of 1933 in consideration for our option on the Thibert Creek Properties.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

                           PART - FINANCIAL STATEMENTS















                          CASCADIA CAPITAL CORPORATION
                         (An Exploration Stage Company)


                              FINANCIAL STATEMENTS


                                OCTOBER 31, 2000


--------------------------------------------------------------------------------------------------
 DAVIDSON & COMPANY     Chartered Accountants          A Partnership of Incorporated Professionals
--------------------------------------------------------------------------------------------------



                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of Cascadia Capital Corporation
(An Exploration Stage Company)


We have audited the balance sheet of Cascadia Capital Corporation (An Exploration Stage Company) as at October 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss since inception and has had no revenues and has a minimal working capital position at October 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                            "DAVIDSON & COMPANY"


Vancouver, Canada                                          Chartered Accountants

November 22, 2000

                          A Member of SC INTERNATIONAL

     Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                     Pacific Centre, Vancouver, BC, Canada,
                                     V7Y 1G6
                   TELEPHONE (604) 687-0947 FAX (604) 687-6172

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
BALANCE SHEET
AS AT OCTOBER 31, 2000

===================================================================================

ASSETS

CURRENT
    Cash and cash equivalents                                       $        22,398
===================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
         Accounts payable and accrued liabilities                   $         2,500
                                                                    ---------------

STOCKHOLDERS' EQUITY
    Capital stock (Note 4)
       Authorized
             100,000,000  common shares with a par value of $0.0001
       Issued and allotted
               4,740,000  common shares                                         474
    Additional paid-in capital                                               24,226
    Deficit accumulated during the exploration stage                         (4,802)
                                                                    ---------------

                                                                             19,898
                                                                    ---------------
                                                                    $        22,398
===================================================================================


SUBSEQUENT EVENT (Note 9)


ON BEHALF OF THE BOARD:



/s/ Keith Ebert                               Director
---------------------------------------------
Keith Ebert


    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An  Exploration  Stage Company)
STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2000

================================================================================

EXPENSES
    Office and miscellaneous                                                                 $         2,302
    Professional fees                                                                                  2,500
                                                                                             ---------------

LOSS FOR THE YEAR                                                                            $         4,802
=============================================================================================================


BASIC AND DILUTED LOSS PER SHARE                                                             $        (0.001)
=============================================================================================================


WEIGHTED AVERAGE SHARES ISSUED, AND ALLOTTED                                                       4,700,877
=============================================================================================================



    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED OCTOBER 31, 2000

================================================================================================================================
                                                     Common Stock
                                           ---------------------------------                         Deficit
                                                    Number                                       Accumulated            Total
                                                 of Shares                       Additional       During the           Stock-
                                                    Issued                          Paid-in      Exploration         holders'
                                              and Allotted           Amount         Capital            Stage           Equity
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1999                             --    $          --    $          --   $          --    $          --

  Common shares allotted for
     services                                   2,250,000              225            2,025             --             2,250

  Common shares allotted for cash               2,450,000              245            2,205             --             2,450

  Common shares issued for cash                    40,000                4           19,996             --            20,000

  Net loss for the year                               --               --               --           (4,802)          (4,802)
                                           --------------   --------------   --------------  --------------   --------------

BALANCE, OCTOBER 31, 2000                       4,740,000   $          474   $       24,226  $       (4,802)  $       19,898
========================================== ================ ================ =============== ================ ================


    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2000

=====================================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the year                                                               $        (4,802)
    Item not affecting cash:
       Common shares allotted for services                                                    2,250

    Changes in non-cash working capital items:
       Increase in accounts payable and accrued liabilities                                   2,500
                                                                                    ---------------

         Net cash used in operating activities                                                  (52)
                                                                                    ---------------


CASH FLOWS FROM FINANCING ACTIVITIES
         Issuance of shares                                                                  20,000
         Share subscriptions received in advance                                              2,450
                                                                                    ---------------

         Net cash provided by financing activities                                           22,450
                                                                                    ---------------


CHANGE IN CASH POSITION DURING THE YEAR                                                      22,398


CASH POSITION, BEGINNING OF THE YEAR                                                             --
                                                                                    ---------------


CASH POSITION, END OF THE YEAR                                                      $        22,398
===================================================================================================


SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS:
         Cash paid for income taxes                                                  $           --
         Cash paid for interest                                                                  --
====================================================================================================


SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
         Common shares allotted for services                                         $         2,250
====================================================================================================


    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000
================================================================================

1.       ORGANIZATION OF THE COMPANY

         The Company was incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada and effectively started its operations on November 1, 1999. The Company is in the business of exploration and development of mineral properties and has not yet determined whether its properties contain mineral resources that may be economically recoverable. The Company therefore has not reached the development stage and is considered to be an exploration stage company.

2.       GOING CONCERN

         These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company has incurred operating losses and requires additional funds to meet its obligations and maintain its operations. Management's plan in this regard is to raise equity financing as required. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.

         ====================================================================

                                                                         2000
         --------------------------------------------------------------------

         Deficit accumulated during the exploration stage     $        (4,802)
         Working capital                                               19,898
         ====================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000

================================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         RESOURCE PROPERTIES

         Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

         ENVIRONMENTAL REQUIREMENTS

         At the report date, environmental requirements related to mineral claims acquired (Note 5) are unknown and therefore an estimate of any future cost cannot be made.

         INCOME TAXES

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         REPORTING ON COSTS OF START-UP ACTIVITIES

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which requires costs of start-up activities and organization costs to be expensed as incurred. The adoption by the Company of SOP 98-5 during the year resulted in the Company expensing all startup costs.

         COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of October 31, 2000.

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000
================================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

         LOSS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

4.       CAPITAL STOCK

         During the year, the Company entered into the following transactions concerning its capital stock:

         i) On November 1, 1999, the Company allotted 2,450,000 of its common shares for proceeds of $2,450 and allotted 2,250,000 of its common shares at a deemed value of $2,250 for services rendered.

         ii) Issued 40,000 common shares, on October 23, 2000, under Regulation S of the Securities Act of 1933 at a price of $0.50 per share for total proceeds of $20,000.

5.       MINERAL CLAIMS

         On October 21, 2000, the Company entered into an option agreement to acquire a 100% undivided interest in certain mining claims located in the Liard Mining Division of British Columbia. As the claims do not contain any known reserves, the acquisition costs will be expensed as incurred. To exercise its option, the Company must:

         a)  Pay the optionor the sum of $50,000 as follows:

             i) $25,000 on or before December 31, 2001; and ii) an additional $25,000 on or before December 21, 2002.

         b) Allot and issue to the optionor a total of 1,000,000 common shares of the Company as follows:

             i)  100,000 shares at a deemed price of $0.50 (Note 9);
             ii) 200,000  shares upon the  completion of a first phase of a work program on the property;
            iii) 200,000  shares upon the completion of a second phase of a work program on the property; and
             iv) 500,000  shares upon the  completion of a third phase of a work program on the property.

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000
================================================================================

5.    MINERAL PROPERTY (cont'd...)

      c)  Incur exploration expenditures of $100,000 on the property as follows:

            i) $10,000 on or before September 1, 2001;
           ii) a further $40,000 on or before June 1, 2001; and
          iii) a further $50,000 on or before December 31, 2002.

         Upon commencement of production, the Company is subject to a 3% net smelter returns royalty.

6.       RELATED PARTY TRANSACTION

         During the year ended October 31, 2000, the Company allotted 2,250,000 common shares at a deemed value of $2,250 to a director of the Company in exchange for services rendered.

7.       INCOME TAXES

         For income tax purposes, the Company has a net operating loss carryforward ("NOL") at October 31, 2000 of approximately $4,800 expiring in 2014 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

         The Company has deferred tax assets of approximately $1,600 at October 31, 2000, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization.

         Computed "expected" tax benefit                                     $         1,600
         Decrease in tax benefit resulting from net operating loss
             for which no benefit is currently available                              (1,600)
                                                                             ---------------

                                                                             $            --
                                                                             ===============


8.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


9.       SUBSEQUENT EVENT

         The Company issued 100,000 common shares, pursuant to an option agreement, to acquire mineral claims (Note 5(b)(i)).

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The following exhibits are filed with this Form 10-SB:

ASSIGNED
NUMBER                  DESCRIPTION
------                  -----------

3.1                     Articles of Incorporation
3.2                     By-Laws
10                      Mineral Option Agreement
27                      Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    CASCADIA CAPITAL CORPORATION


Date:    November 29, 2000                  By:     /s/ Keith Ebert
                                                    ----------------------------
                                                    Keith Ebert, C.E.O., C.F.O.,
                                                    Secretary and Director


                                       21